UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Check-Cap Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share
(Title of Class of Securities)

M2361E 112
(CUSIP Number)

Eran Yaniv, Adv.
Fischer Behar Chen Well Orion & Co
3 Daniel Frisch Street, Tel Aviv 6473104, Israel
                                +972-3-6944166
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box Œ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Guy Neev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 663,936 Ordinary Shares*
	8	SHARED VOTING POWER: -0- Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 663,936 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: -0- Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

Item 1.                  Security and Issuer.

This Statement relates to the ordinary shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Check-Cap Ltd., an Israeli company (the “Issuer”).  The Issuer’s principal executive offices are located at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

Item 2.                 Identity and Background

(a)-(c), (f)

This Schedule 13D is filed by Guy Neev, a citizen of the State of Israel (the “Reporting Person”).  The Reporting Person’s business address is Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.  The Reporting Person is the Chief Executive Officer and a director of the Issuer.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

On February 18, 2015, the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-201250) in connection with its initial public offering of securities in the United States (the “IPO”) was declared effective.  The closing of the IPO took place on February 24, 2015.  Immediately prior to the consummation of the IPO, the Reporting Person exercised options to purchase an aggregate of 99,774 Ordinary Shares, at an aggregate exercise price of approximately NIS 19,955, using personal funds.  Concurrent with the closing of the IPO, the Issuer granted to the Reporting Person fully vested options to purchase an aggregate 13,305 Ordinary Shares and options to purchase 311,539 Ordinary Shares held by the Reporting Person became fully vested, of which options to purchase 166,154 ordinary shares were exercised by the Reporting Person concurrently with the consummation of the IPO, at an aggregate exercise price of approximately NIS 33,231, using personal funds.

Item 4.                 Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The Ordinary Shares reported herein as beneficially owned by the Reporting Person are held for investment purposes.  The Reporting Person does not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

(a), (b),   See lines 7-10 of the cover sheet which are incorporated by reference herein.

(a)  The Reporting Person is the beneficial owner of 663,936 Ordinary Shares of the Issuer, representing approximately 6.2% of the outstanding Ordinary Shares, of which: (i) 265,928 Ordinary Shares are directly held by the Reporting Person; and (ii) 398,008 Ordinary Shares are subject to options held by the Reporting Person that are currently exercisable.  The foregoing percentage is based on 10,237,580 Ordinary Shares that the Issuer advised were issued and outstanding as of March 11, 2015.

(b)  The Reporting Person has sole power to vote or direct the vote and dispose or to direct the disposition of the 663,936 Ordinary Shares of the Issuer beneficially held by the Reporting Person.

(c)  The Reporting Person has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)  Not applicable.

Item 6.                 Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

Prior to the IPO, the Reporting Person entered into a lock-up agreement, in the form of the agreement attached to this Statement as Exhibit 6.  Pursuant to such lock-up agreement, the Reporting Person agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of the Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares for a period of 180 days after February 18, 2015 without the prior written consent of Chardan Capital Markets, LLC.

Item 6.                 Material to be Filed as Exhibits

Exhibit 99.1
Form of Lock-up Agreement (filed as Exhibit II to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on February 17, 2015, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  March 11, 2015

/s/Guy Neev Guy Neev